May 11, 2022

Via EDGAR Transmission

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Jan Woo
    Anna Abramson

Re:	Otonomo Technologies Ltd. Registration Statement on Form F-1 Filed May 6, 2022 Registration No. 333-264771

To the Addressees Set Forth Above:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on May 13, 2022, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Otonomo Technologies Ltd. (the “Company”) or its counsel may request via telephone call to the staff.  Please contact Ryan J. Maierson or John M. Greer of Latham & Watkins LLP, counsel to the Company, at (713) 546-7420 or (713) 546-7472, or in their absence, Ryan J. Lynch at (713) 546-7404, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

[Signature Page Follows]

Sincerely yours, Otonomo Technologies Ltd. By: /s/ Ben Volkow Ben Volkow Chief Executive Officer

cc:   Ryan J. Maierson
John M. Greer
Ryan J. Lynch